WILLIAMS LAW GROUP, P.A.
3205 Wallace Ave.
Tampa FL 33611
Phone:  813-831-9348
Fax:  813-832-5284
e-mail:  wmslaw@tampabay.rr.com

March 26, 2010

Ms. Celia Soehner
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. St., N.E.
Washington, D.C. 20549-7010

Re: Attune RTD
Registration Statement on Form S-l
Filed on December 8, 2009
File No. 333-163570

Dear Ms. Soehner:

Our responses to your comments are as follows:

Selling Security Holders, page 16
1.
We note your response to prior comment 7. The disclosure in this section is confusing because you have identified investors on pages 16-21 as "selling security holders," but they are not included in the selling shareholders table on page 22. Please revise to clarify.

Answer
We have revised the Selling Security Shareholder Table on page 22 to indicate these individuals are selling security shareholders.

Selling Security Holders, page 16
2.
Please revise your disclosure to clearly identify the table on page 22 as the selling security holders table. Also, please reconcile the "total shares owned" column with your disclosure on pages 70-76.

Answer
Selling Security Shareholders Table
Name	Total Shares Owned	Shares Registered	Percentage Before Offering	Number of Shares after Offering (1)	Percentage After Offering (1)	Relationship to Attune RTD
Bailey, Steve	500,000	100,000	2.32%	400,000	2.00%	Operations Officer
Bianco, Thomas	5,739,281	100,000	26.69%	5,639,281	28.27%	Treasurer, C.F.O, Director
Conley, Bill	15,000	8,000	0.07%	7,000	0.04%	Services/PCB Development 8/20/2008
Curtin, Rob	23,000	11,500	0.11%	11,500	0.06%	Services/Consulting on HVAC 2/20/2008, 9/21/2008
Davis, Paul	500,000	100,000	2.32%	400,000	2.00%	Vice President, Director
Davis, Shane & Jeannette	300,000	100,000	1.39%	200,000	1.00%
Davis, Shawn	5,739,281	100,000	26.69%	5,639,281	28.27%	Principal Executive Officer, Director
Dunn, Gary	20,000	8,000	0.09%	12,000	0.06%
Fog III, George	8,000	8,000	0.04%	0	0.00%	Services/Equipment Testing 8/20/2008
Landress, William & Freda	8,000	8,000	0.04%	0	0.00%
Lostlen, Tad	15,000	15,000	0.07%	0	0.00%	Services/Contracting Services 9/27/2008
Loyd, David T.	8,000	8,000	0.04%	0	0.00%
Mariscal, Belia & Davis, Jeannette	27,777	27,777	0.13%	0	0.00%
Multimedia Ventures, Ron Paxson Principal	1,240,283	100,000	5.77%	1,140,283	5.72%
Parsons, Douglas & Rosaura	8,000	8,000	0.04%	0	0.00%
Ramos, Richard & Belen	20,303	13,636	0.09%	6,667	0.03%
Ramos, Richard & Thelma	13,636	13,636	0.06%	0	0.00%
Reason, Michael & Denise	40,000	40,000	0.19%	0	0.00%
Royce, Robert	8,000	8,000	0.04%	0	0.00%	Services/Enclosure Engineering 8/20/2008
Sanchez, Mike & Tracy	8,000	8,000	0.04%	0	0.00%
Schaible, Mike & Patti	16,000	8,000	0.07%	8,000	0.04%
Simmons, Jacqui	350,000	100,000	1.63%	250,000	1.25%
Sisneros, Orlando & Linda	27,777	27,777	0.13%	0	0.00%
Slesinger, Patty	100,000	100,000	0.46%	0	0.00%
Smith, Timothy	500,000	100,000	2.32%	400,000	2.00%	Secretary
Steib, Mike	8,000	8,000	0.04%	0	0.00%
Steib, Shawn	500,000	100,000	2.32%	400,000	2.00%	Executive Technical Officer
Stys, Philip R.	106,667	40,000	0.50%	66,667	0.33%
Tai, Raymond	2,945,714	100,000	13.70%	2,845,714	14.26%	Foreign Operations Officer
Tokatli, Joseph	20,000	20,000	0.09%	0	0.00%
USFI Marketing Faisal Ahmad Principal	239,944	100,000	1.12%	139,944	0.70%	Services/Marketing Communications On Going
Valenzuela, Deattria Raye	8,000	8,000	0.04%	0	0.00%
Valenzuela, James & Deattria	8,000	8,000	0.04%	0	0.00%
Williams, Michael	170,000	50,000	0.79%	120,000	0.60%	Attorney- On going
Total	21,505,511	1,555,326	100.00%	19,950,185.00	100.00%

Selling Security Holders, page 16

3.
We reissue prior comment 11. For each transaction in which the selling security holders received the shares, please disclose the per share consideration paid and the exemption from registration relied upon in issuing the shares.

Answer
Selling Security Shareholder Consideration Paid Per Share
2007
Name	Acquired	Shares	Price Per Share
Davis, Paul Shawn	7/14/2007	21,429	$0.02
Bianco, Thomas Scott	7/14/2007	21,429	$0.02
Bailey, Steve	7/14/2007	1,786	$0.02
Davis, Paul	7/14/2007	1,786	$0.02
Smith, Timothy	7/14/2007	1,786	$0.02
Steib, Shawn	7/14/2007	1,786	$0.02

After 1 for 280 Forward Split
Davis, Paul Shawn	10/5/2007	6,000,000	$0.00007
Bianco, Thomas Scott	10/5/2007	6,000,000	$0.00007
Bailey, Steve	10/5/2007	500,000	$0.00007
Davis, Paul	10/5/2007	500,000	$0.00007
Smith, Timothy	10/5/2007	500,000	$0.00007
Steib, Shawn	10/5/2007	500,000	$0.00007

Williams, Michael	11/1/2007	50,000	$0.15
Simmons, Jacqui	11/20/2007	100,000	$0.15
Valenzuela, Deattria. Raye	11/21/2007	8,000	$0.25
Tokatli, Joseph	11/30/2007	8,000	$0.25
Valenzuela, James and Deattria	12/15/2007	8,000	$0.25
Simmons, Jacqui	12/20/2007	100,000	$0.15

2008
Name	Acquired	Shares	Price Per Share
Dunn, Gary	1/22/2008	8,000	$0.25
Steib, Mike	1/23/2008	8,000	$0.25
Tai, Raymond	1/31/2008	100,000	$0.25
Tokatli, Joseph	2/5/2008	12,000	$0.17
Curtin, Robert	2/20/2008	8,000	$0.20
Simmons, Jacqui	2/22/2008	50,000	$0.20
Sanchez, Mike & Tracy	3/23/2008	8,000	$0.25
Davis, Shane & Jeannette	3/23/2008	100,000	$0.15
Parson, Doug & Rosaura	3/23/2008	8,000	$0.25
Schaible, Mark W. & Patty	3/27/2008	8,000	$0.25
Landress, William & Freda	3/31/2008	8,000	$0.25
Tai, Raymond	6/4/2008	700,000	$0.16
Slesinger, Patty	6/24/2008	100,000	$0.15
Multimedia Ventures	7/22/2008	200,000	$0.13
Multimedia Ventures	8/6/2008	200,000	$0.13
Multimedia Ventures	8/12/2008	200,000	$0.13
George Fog III	8/20/2008	8,000	$0.13
Conley, Bill	8/20/2008	15,000	$0.13
Royce, Robert	8/20/2008	8,000	$0.13
Multimedia Ventures	8/27/2008	200,000	$0.13
Curtin, Robert	9/21/2008	15,000	$0.13
Lostlen, Tad	9/27/2008	15,000	$0.13
Multimedia Ventures	10/7/2008	130,310	$0.13
Davis, Shane & Jeannette	10/17/2008	100,000	$0.15
Stys, Philip R.	10/20/2008	40,000	$0.25
Ramos, Richard & Thelma	10/21/2008	13,636	$0.22
Ramos, Richard Rito & Belen	10/21/2008	13,636	$0.22
Reason, Michael D & Denise	11/21/2008	40,000	$0.25
USFI Marketing Communications	12/2/2008	100,000	$0.15
Belia, Mariscal & Davis, Jeannette	12/4/2008	27,777	$0.18
Loyd, David T.	12/4/2008	8,000	$0.25
Sisneros, Orlando & Linda	12/4/2008	27,777	$0.18

Directors. Executive Officers. Promoters and Control Persons. Page 26
4.	Please disclose any family relationships among your officers and/or directors.
Answer
We have revised the S1 to indicate the following family relationships between officers and directors. Shawn Davis and Paul Davis are father and son. Timothy Smith is Shawn Davis’ father-in-law. Steve Bailey is Shawn Steib’s father in law.

Security Ownership, page 32
5.	Please tell us why you do not list Paul Davis's Class A common shares in the table that appears on page 33.
Answer
Paul Davis does not own more than 5% of the Class A common shares in the table that appears on page 33.

Transactions with Related Persons. Promoters and Certain Control Persons, page 34
6.
We note you refer to "Paul Shawn" Davis here and on pages 40, 42 and 71. In other locations you refer to Paul Davis and Shawn Davis. Revise the disclosure to refer to each individual in a consistent way throughout the filing to avoid confusion.

Answer
We have revised the disclosure to indicate Paul Shawn Davis and Shawn Davis are one person The names were inappropriately used interchangeably.

7.	Please revise the disclosure on page 41 that USFI Marketing Communications to more accurately explain how USFI will be reimbursed under the agreement.
Answer
USFI will receive 5% of total revenues plus 5% of revenue payable in stock grants at $0.32 cents per share for three years beginning on December 2008 and ending on November 31, 2011, with monthly service billing for business and marketing communications strategy services not to exceed $3,000 per month. USFI Marketing communications has converted $83,980.00 in debt accrued since inception through July 31, 2009 in exchange for 239,944 shares of Class A Common Stock.  USFI Marketing Communications has accepted these shares in exchange for Attune RTD past debt accruals on the following basis.  USFI Marketing Communications must be able to sell all or a portion of the equity over a period of time to realize cash greater than or equal to the original  $83,980.00 in debt accrued since inception through July 31, 2009 and any amount less than the original $83,980.00 will be reimbursed by the company in cash and not in equity.

Liquidity and Capital Resources, page 51
8.
We note your response to our comment 29. Please expand your discussion to clarify your expected funding needs and the expected sources of that funding. Please also ensure that your disclosure is consistent with the footnotes to your financial statements. For example, we note that your disclosure on page F-8 states that you will need $1,700,000 to fund operations for the next 10-12 months, while your disclosure on page 51 states you need $750,000 for the next twelve months.

Answer
On a go forward basis, the Company is seeking additional financing through equity private placements. The company had determined that it would need approximately $3.5 million in funding to meet all of its planned obligations to fund product development expenditures, meet current selling, general and administrative expenses, future expenses, purchase technology equipment and hire new sales staff necessary to implement and roll out its business strategy over the next 18-24 months.  This funding is not required to be funded all at once, as the business can continue to operate and meet its current administrative and software development expenses on a limited basis requiring $750,000 over the next 12 months until full funding occurs.

Thank you for your consideration.

Sincerely,

/s/ MICHAEL T. WILLIAMS, ESQ.

Michael T. Williams, Esq.